AB 3/27/06

06006058

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Washington Blvd.
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Daniel T. McIsaac (203) 719-8308
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
MAY 19 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH 5/18/06

UBS Securities LLC

Statement of Financial Condition

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the "Company"), as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2006

UBS Securities LLC
Statement of Financial Condition
December 31, 2005
(In Thousands)

Assets			
Cash		$	501,274
Receivables from customers			5,653,205
Receivables from brokers, dealers and clearing organizations			6,865,254
Securities borrowed			203,233,859
Securities purchased under agreements to resell			113,354,020
Securities owned, at fair value	$99,775,694		
Securities owned, pledged as collateral, at fair value	27,844,988		
Total securities owned			127,620,682
Securities received as collateral			1,933,522
Exchange memberships, at cost (fair value $194,054)			106,656
Goodwill and intangible assets (net of accumulated amortization of $39,601)			638,648
Dividends and interest receivable			2,336,646
Other assets			1,249,491
		$	463,493,257
Liabilities and Members' Equity			
Short-term borrowings		$	36,017,767
Payables to customers			26,166,090
Payables to brokers, dealers and clearing organizations			6,765,901
Securities loaned			45,940,368
Securities sold under agreements to repurchase			274,532,006
Securities sold, not yet purchased, at fair value			51,619,014
Obligation to return securities received as collateral			1,933,522
Dividends and interest payable			1,918,634
Other liabilities and accrued expenses			5,015,721
			449,909,023
Subordinated borrowings			6,600,000
Members' equity			6,984,234
		$	463,493,257

See accompanying notes.

1. Organization

UBS Securities LLC (the "Company"), is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc. and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

UBS Americas Inc., a wholly owned subsidiary of the Parent, owns all of the Company's Preferred Members' Shares outstanding, and together with the Parent, owns all of the Company's Class A and B Members' Shares. See Note 8 for additional information.

2. Significant Accounting Policies

Customers' securities and commodities transactions are recorded on a settlement date basis. Proprietary securities and commodities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors including dealer price quotations and pricing models which take into account time value, volatility and other factors underlying the securities.

The Company securitizes various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interest ("retained interests"). Retained interests are recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions.

2. Significant Accounting Policies (continued)

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government, agency and mortgage-backed securities and are carried at the amounts at which the securities will be subsequently resold or repurchased. Open repurchase and resale transactions are presented net in the accompanying financial statements where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities collateral lent, such transactions are included in securities received as collateral and obligation to return securities as collateral in the Statement of Financial Condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions, and interest bearing trading assets and liabilities included in securities owned and securities sold, not yet purchased. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Such interest and dividends are included in dividends and interest receivable, and dividends and interest payable on this Statement of Financial Condition.

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are included in the Company's Statement of Financial Condition as a component of other assets.

Goodwill and intangible assets, with indefinite lives, are not amortized. Instead, these assets are subject to annual impairment tests. There was no impairment to goodwill and intangible assets with indefinite lives during 2005. Intangible assets with useful lives, consisting of customer relationships, totaling $80,000 (less accumulated amortization of $16,667) are amortized over ten years and is included net in other assets.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

The Company is a limited liability company that is treated as a partnership for U.S. tax purposes. As such, it is generally not subject to Federal or State income taxes as taxable income and losses and deductions flow through to the Class A and B Members. The Company is subject to New York City Unincorporated Business Tax ("UBT").

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) is a revision of SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123") and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. SFAS 123(R) is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. The Company adopted SFAS 123(R) effective January 1, 2005 using the modified prospective method. Further information regarding the adoption of SFAS 123(R) can be found in Note 7.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which supersedes APB Opinion 20, and FASB 3, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle as well as the changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material effect on the Company's Statement of Financial Condition.

The preparation of Statement of Financial Condition is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results may differ from those estimates.

3. Cash and Securities Segregated Under Federal Regulations

Included in cash at December 31, 2005 is $4,253 of cash segregated and secured in accordance with federal and other regulations. In addition, U.S. Government obligations with a market value of $5,500,000, which are primarily included in securities purchased under agreements to resell on the Statement of Financial Condition, have been segregated in an account reserved for the exclusive benefit of customers under Securities and Exchange Commission (the "SEC") Rule 15c3-3.

(In Thousands, except share data)

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005, securities owned and securities sold, not yet purchased by the Company are as follows:

	Owned	Sold
U.S. Government and agency obligations	$ 37,984,187	$ 43,154,259
Mortgage-backed obligations	26,167,641	990
Corporate debt, including convertible securities	53,556,659	4,529,351
Equities and warrants	8,708,923	3,276,462
Options	712,430	622,925
State & municipal obligations	5,390	35,027
Other	485,452	-
	$ 127,620,682	$ 51,619,014

In accordance with the Commodity Exchange Act, the Company is required to segregate and hold in separate accounts all monies, securities and property received as margin and to guarantee or secure the trades or contracts of customers in regulated commodities. Additionally, the Company uses cash and securities to meet unregulated commodity margin requirements and clearing organization deposits. The amount of securities segregated for regulatory purposes or deposited with clearing organizations, which is included in securities owned, amounted to $402,000 at December 31, 2005.

Securities owned, pledged as collateral, represents proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value, as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $63,571,918 at December 31, 2005.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

5. Financial Instruments

Financial instruments recorded at fair value on the Company's Statement of Financial Condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables from and payables to customers, short-term borrowings, and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed, and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2005, the Company obtained securities with a fair value of approximately $416,953,205 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

5. Financial Instruments (continued)

Derivative Financial Instruments

Derivatives are financial instruments, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures and forwards. The Company records its derivative activities at fair value.

In the normal course of business, the Company enters into transactions for delayed-delivery, "to-be-announced" (TBA), and when-issued securities for which the unrealized gains of $598,097 and unrealized losses of $508,298 are recorded in other assets and other liabilities and accrued expenses, respectively, in the Statement of Financial Condition at December 31, 2005. A large portion of the Company's derivative financial instruments are TBA mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short term with maturity or settlement dates ranging from 30 to 120 days.

The Company enters into transactions in option, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. The principal counterparty to foreign currency forward contracts is an affiliate.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

The Company enters into economic hedge transactions, consisting of interest rate and credit spread swaps, directly with an affiliate. These transactions are used to hedge against interest rate and credit risk associated with mortgage and asset backed securities, as well as corporate debt obligations, which are included in securities owned on the Statement of Financial Condition. The Company does not apply hedge accounting as defined in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. These derivative contracts are short term in nature as they are settled and reset monthly.

6. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan sponsored by the Parent that provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new participants, and new employees were automatically enrolled into the new defined contribution plan and will earn retirement contributions based on 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the new defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan.

The Company participates in Parent sponsored postretirement medical, dental, and life insurance plans. Postretirement medical and dental is contributory, with retiree contributions adjusted annually and contain other cost sharing features such as deductibles and coinsurance. The postretirement life insurance plan is non-contributory. With respect to postretirement medical and dental, the Parents' policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, the Parents' policy is to pay premiums as required by the carrier.

The Company also participates in a defined contribution 401(k) plan of the Parent.

7. Employee Incentive Plans

Selected personnel are required to defer a portion of their performance-related compensation. Beginning with the 2004 performance year (for awards granted in March 2005), 100% of this deferred amount will be awarded in shares of the Parent. Under predecessor offerings of this plan, awards were made in shares of the Parent, stock options and/or alternative investment vehicles. These alternative investment vehicles are generally money market funds, mutual funds or other Parent sponsored funds. The final vesting of these plans will occur in March 2008.

The Company sponsors other deferred compensation plans for selected employees. Generally, contributions are made on a tax deferred basis. Participants are allowed to invest in alternative investment vehicles. No additional Company match is granted and the plan is generally not forfeitable.

Under long term incentive plans, certain key employees are granted options to purchase parent shares at a price not less than the fair value of the shares on the date the option is granted. Long term stock options vest ratably over three years (subject to location-specific blocking rules). Expiration of the options is generally ten years.

(In Thousands, except share data)

7. Employee Incentive Plans (continued)

The Company offers a share purchase plan. The Equity Plus Plan provides eligible employees the opportunity to purchase actual Parent shares at fair market value on the purchase date and receive two options on Parent shares for each share purchased, up to a maximum limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. Shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options granted have a two-year vesting requirement and expire ten years after the date of grant.

Effective January 1, 2005, the Company adopted the provisions of SFAS 123(R) using the modified prospective method. Under this method, compensation costs for the portion of awards for which the service period has not been rendered that are outstanding (unvested) as of the effective date shall be recognized as the service is rendered on or after the effective date. However, as a number of Parent share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a competitor, the Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 3.6% at December 31, 2005. For all other plans where the aforementioned clause does not exist, the Company determines the fair value of share and option awards on the date of grant, and will be expensed over the vesting period. Prior periods were not restated, in accordance with the provision of SFAS 123(R).

Awards are granted to employees by the Parent and are settled by the Parent.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

The fair value of options granted during 2005 was determined using the following assumptions:

Awards	**Weighted Average**	**Range Low**	**Range High**
Expected volatility (%)	23.36	15.21	27.21
Risk free interest rate (%)	4.11	1.91	4.63
Expected dividend	3.77	2.43	8.24
Strike price	88.21	78.49	96.52
Share price	86.79	78.49	96.52

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

(In Thousands, except share data)

8. Members' Equity

At December 31, 2005, Members' Equity reported on the Statement of Financial Condition includes 470 of Class A Members' Shares, 541 of Class B Members' Shares and 948 of Preferred Members' Shares, all of which were held by the Parent or UBS Americas Inc. The Preferred Members' Shares are non-voting, and have preference over the payment of dividends of the Company's Class A and B Members' Shares. Dividends on the Preferred Members' Shares are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Members' Shares outstanding at par value plus an amount equal to accrued and unpaid dividends through redemption date.

9. Commitments and Contingencies

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in March of 2006. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2006	$ 28,431	$ 11,475
2007	27,342	11,634
2008	24,610	11,800
2009	22,585	11,971
2010	20,676	12,148
Thereafter	79,546	-

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2005.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

(In Thousands, except share data)

10. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable, which are included in other assets and other liabilities and accrued expenses in the Statement of Financial Condition, were $117,833 and $49,662, respectively, at December 31, 2005.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

The Company clears commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

As of December 31, 2005, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash (including segregated and secured funds)	$ 24,310	$ -
Amounts with customers	-	3,676,616
Amounts with brokers, dealers and clearing organizations	2,291,826	701,533
Securities borrowed/loaned	6,784,290	33,413,628
Resale/repurchase agreements	23,340,403	73,178,718
Short-term borrowings	-	36,008,433
Accrued interest	117,629	340,106
Other assets/liabilities and accrued expenses	119,815	51,326

Short-term borrowings are due on demand.

11. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc, consisting of term loans of $375,000 maturing on the first day of January 2007, $525,000 maturing on December 31, 2010, $750,000 maturing on December 31, 2012, and $250,000 maturing on December 31, 2013.

(In Thousands, except share data)

11. Subordinated Borrowings (continued)

The Company also has revolving subordinated loan agreements with UBS Americas Inc., which provides revolving credit lines of $4,450,000 through December 31, 2009 and $3,600,000 through December 31, 2013, with final maturity at December 31, 2010 and December 31, 2014, respectively. As of December 31, 2005, the Company has drawn down all of the $4,450,000 and $250,000 of the $3,600,000.

All subordinated borrowings have been approved by the NYSE and the CBOT and thus are available in computing regulatory net capital (See Note 13).

12. Sales of Financial Assets in Securitizations

During the year ended December 31, 2005, the Company securitized (i.e., transformed owned financial assets into securities through sales transactions) securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various security interests. Proceeds received from these securitizations were $34.5 billion.

At December 31, 2005, the Company retained $1.4 billion in residential mortgage securities backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). These retained interests are generally valued using observable market prices. Retained interests in other financial asset securitizations were not material at December 31, 2005.

13. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or risk based capital requirement under the Commodity Exchange Act. At December 31, 2005, the Company had net capital of $2,817,118 which was $2,358,198 in excess of the required net capital of $458,920. The Company's ratio of net capital to aggregate debit items was 16.5%.

13. Net Capital Requirements and Other Regulatory Matters (continued)

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

14. Acquisition of Trading Operations from Affiliates

Beginning April 2005 and continuing through February 2006, certain equity market making trading operations and related net assets were acquired by the Company from UBS Capital Markets L.P., a wholly owned subsidiary of UBS Americas, Inc. In connection with, and upon completion of such sale, the Company will acquire intangible assets associated with these operations totaling $224,768, in exchange for an equal amount of subordinated debt issued by the Company. The transfer of these operations will not have a material effect on the Company's financial position.